SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2006

Commission file number for securities registered
pursuant to Section 12 (b) of the Act: 0-32245

Commission file number for securities registered
pursuant to Section 12 (g) of the Act: 1-16269

AMERICA MOVIL S.A. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Alberto 366, Colonia Anahuac
11320 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes _______ No ___X____

Carlos García-Moreno
Chief Financial Officer
carlos.garciamoreno@amovil.com

Paulina Amieva Gérard
Investor Relations Office
paulina.amieva@amovil.com

AMÉRICA MÓVIL'S FOURTH QUARTER OF 2005
FINANCIAL AND OPERATING REPORT

Mexico City, February 7, 2005 - América Móvil, S.A. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the fourth quarter of 2005.

32.2 M net additions 2005

•  With 9.7 million net subscriber additions in the fourth quarter—our largest ever in terms of organic growth—the total net additions for 2005 rose to 32.2 million. This brought América Móvil's wireless subscriber base to 93.3 million, all of them in the Americas, representing a 52.7% expansion of our subscriber base in the year. Nearly all the subscribers were equity (or proportional) subscribers. In addition to our wireless base, América Móvil had 2.0 million fixed lines at the end of 2005, for a combined total of 95.3 million lines.

8 M net adds in Colombia

•  In 2005 our Colombian operations experienced the greatest growth in absolute terms, with 8.0 million subscribers, followed by Mexico's, with 7.1 million; Brazil's, with 5.0 million; and Argentina's, with 3.0 million. Tracfone, our U.S. operation, and Conecel, our Ecuadorean subsidiary, both added close to 1.8 million subscribers in 2005.

2005 revenues up 31%yoy to MxP 182 Bn

•  América Móvil's revenues totaled 182.2 billion pesos in 2005, 30.8% more than a year before. Of that amount, 52.4 billion were generated in the fourth quarter. The latter figure represents a 27.6% increase year-over-year. Service revenues were up 7.4% in the quarter and 29.0% year-on-year. Prepaid ARPUs rose sequentially in most operations.

4Q05 EBITDA margin at 29%

•  EBITDA for the year came in at 55.1 billion pesos, exceeding the previous year's by 26.8%. The EBITDA margin was 30.3%. Fourth quarter EBITDA amounted to 15.2 billion pesos, or 29.1% of revenues; a year before EBITDA had represented 25.5% of revenues. Although our subsidiaries added even more subscribers in the fourth quarter of 2005 than they had in the same period of 2004, most of them registered improvements in their EBITDA margins.

Operating profit up 39%yoy

•  Operating profits reached 33.7 billion pesos and were up 38.8% in relation to 2004, whereas the company's net profit for the year totaled 31.6 billion pesos, up 85.4% from the year before, driven by operating profits, foreign exchange gains and one-time benefits associated with a corporate restructuring that took place in the fourth quarter. The net profit for the year is equivalent to 0.87 pesos per share or 1.60 dollars per ADR.

Net debt of MxP 56 Bn

•  Net debt ended 2005 at 55.8 billion pesos, 12.0 billion pesos more than a year before. Among other things, the increase in debt helped cover capital expenditures and adquisitions of 50 billion pesos and share-buybacks and dividends that together amounted to 19 billion pesos (including an extraordinary dividend of 10.7 billion pesos paid in December).

América Móvil Fundamentals
Constant Mex$

	Jan - Dec 05	4Q05	4Q04

EPS (Mex$) (1)	0.87	0.40	0.05
Earnings per ADR (US$) (2)	1.60	0.74	0.08
Net Income (millions of Mex$)	31,641	14,438	1,684
EBITDA (millions of Mex$)	55,140	15,232	10,463
EBIT (millions of Mex$)	33,696	9,072	5,245

Shares Outstanding (billion) (3)	36.25	36.25	36.79
ADRs Equivalent (billion) (3)	1.81	1.81	1.84

(1)Net Income / Total Shares outstanding
(2)20 Shares per ADR
(3) Adjusted for the 3:1 split that took place on July 18, 2005.

Relevant Events

In December, América Móvil paid out an extraordinary dividend of $0.30 pesos per share to each of the series “AA”, “A” and “L” shares that constitute the capital stock of the company. The extraordinary dividend payment totaled 10.7 billion Mexican pesos.

América Móvil's Subsidiaries & Affiliates as of December 2005

Country	Company	Business	Equity Participation	Consolidation Method

Subsidiaries
- Mexico	Telcel	wireless	100.0%	Global Consolidation Method
- Argentina	CTI	wireless	100.0%	Global Consolidation Method
- Brazil	Telecom Americas	wireless	98.9%	Global Consolidation Method
- Chile	Smartcom, S.A.	wireless	100.0%	Global Consolidation Method
- Colombia	Comcel	wireless	99.2%	Global Consolidation Method
- Ecuador	Conecel	wireless	100.0%	Global Consolidation Method
- El Salvador	CTE	wireless, wireline	95.8%	Global Consolidation Method
- Guatemala	ACT*	wireless, wireline	99.1%	Global Consolidation Method
- Honduras	Sercom Honduras	wireless	100.0%	Global Consolidation Method
- Nicaragua	Enitel	wireless, wireline	99.3%	Global Consolidation Method
- Paraguay	AMX Paraguay, S.A.	wireless	100.0%	Global Consolidation Method
- Peru	América Móvil Perú, S.A.C.	wireless	100.0%	Global Consolidation Method
- Uruguay	CTI	wireless	100.0%	Global Consolidation Method
- U.S.A.	Tracfone	wireless	98.2%	Global Consolidation Method
Affiliate
- U.S.A	Telvista	other	45.0%	Equity Method

* AMX owns through ACT and directly 99% of Telgua, which owns 100% of the wireless subsidiaries Sercom in Guatemala and Nicaragua

Subscribers

93.3 M mobile clients

In 2005 América Móvil consolidated its position as one of the largest wireless operators in the world by equity subscribers after adding 32.2 million subscribers, 87.2% more than the previous year, to reach a total subscriber base of 93.3 million in December. The expansion of the subscriber base represented an increase of 52.7% year-over-year. In the fourth quarter, América Móvil had a record quarter in terms of organic growth, having obtained 9.7 million subscribers, 37.4% more than a year before.

Total lines are 95.3M

The total number of fixed-lines in Central America was 2.0 million in December. Including fixed and wireless lines, América Móvil had a total of 95.3 million lines at the end of 2005.

13.8M subs in Colombia

In Colombia, growth continued to outpace that of our other operations in absolute terms. Comcel added 8.0 million subscribers in the year—2.4 million in the fourth quarter—ending 2005 with a subscriber base of 13.8 million subscribers. None of our operations has ever added as many subscribers in a given year as Colombia did in 2005.

Telcel gains 7.1M new clients

Telcel in Mexico obtained 7.1 million new subscribers in the year, with 2.3 million net additions in the fourth quarter, a record for the company. By the end of the year, our subscriber base in Mexico numbered 35.9 million, 24.5% more than in 2004.

5.0M net adds in Brazil

In Brazil we added 5.0 million subscribers in the year, to reach 18.7 million subscribers in December, a 36.6% increase in the base year-on-year. Whereas the expansion in the base was solid in the fourth quarter (7.2% sequentially), it did not exhibit the marked seasonality that we had come to expect from the experience of other years.

Net adds of 3.0M in Argentina

Argentina expanded its subscriber base by 84.7% in the year and 19.3% in the quarter. Net additions in the fourth quarter totaled 1.1 million and throughout the year they reached 3.0 million. The subscriber base in Argentina numbered 6.6 million at the end of 2005. In Paraguay and Uruguay, CTI Móvil delivered sequential growth rates of 24.0% and 51.8% in the fourth quarter, respectively; including those operations, our wireless subscriber base comprised 7.0 million in this region.

Ecuador obtains 1.8M in 2005

Conecel in Ecuador obtained 1.8 million new subscribers in 2005—one million more than in 2004—to finish the year with 4.1 million, 76.3% more than a year before. It had a record number of net additions in the fourth quarter, 554 thousand, which exceeded those of the same period a year before by 55.5%.

Subscribers as of September 2005

Thousands

	Total (1)					Equity (2)

Country	Dec-05	Sep-05	Var.%	Dec-04	Var.%	Dec-05	Sep-05	Var.%	Dec-04	Var.%

Mexico	35,914	33,572	7.0%	28,851	24.5%	35,914	33,572	7.0%	28,851	24.5%

Brazil	18,659	17,401	7.2%	13,657	36.6%	18,354	17,148	7.0%	13,306	37.9%

Argentina	6,627	5,555	19.3%	3,587	84.7%	6,627	5,555	19.3%	3,587	84.7%
Chile	1,884	1,792	5.1%	1,539	22.4%	1,884	1,792	5.1%	0	n.m.
Paraguay	172	139	24.0%	77	124.8%	172	139	24.0%	0	n.m.
Uruguay	168	111	51.8%	5	n.m.	168	111	51.8%	5	n.m.

Mercosur	8,851	7,597	16.5%	5,207	70.0%	8,851	7,597	16.5%	3,592	146.4%

Colombia	13,775	11,334	21.5%	5,814	136.9%	13,664	11,243	21.5%	5,767	136.9%
Ecuador	4,100	3,546	15.6%	2,326	76.3%	4,100	3,546	15.6%	2,326	76.3%
Perú	1,950	1,596	22.2%	1,102	76.9%	1,950	1,596	22.2%	0	n.m.

Andean	19,825	16,476	20.3%	9,242	114.5%	19,715	16,385	20.3%	8,094	143.6%

El Salvador	859	755	13.7%	518	65.8%	822	723	13.7%	489	68.1%
Guatemala	1,912	1,750	9.3%	1,306	46.5%	1,895	1,734	9.3%	1,293	46.6%
Honduras	427	346	23.2%	198	115.2%	427	346	23.2%	198	115.2%
Nicaragua	748	627	19.4%	453	65.3%	742	621	19.4%	448	65.6%

Central America	3,946	3,478	13.5%	2,474	59.5%	3,886	3,425	13.5%	2,428	60.1%

U.S.A.	6,135	5,122	19.8%	4,394	39.6%	6,024	5,029	19.8%	4,314	39.6%

Total Wireless	93,329	83,645	11.6%	61,107	52.7%	92,743	79,629	16.5%	60,584	53.1%

El Salvador	808	804	0.6%	781	3.5%	774	770	0.6%	737	5.0%
Guatemala	953	939	1.5%	901	5.7%	944	930	1.5%	892	5.8%
Nicaragua	235	229	2.6%	214	9.6%	233	227	2.6%	212	9.9%

Total Fixed	1,996	1,971	1.2%	1,897	5.2%	1,951	1,927	1.3%	1,842	6.0%

Total Lines	95,325	85,617	11.3%	63,004	51.3%	94,694	81,556	16.1%	62,426	51.7%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated. Total wireless historical data does not include recent acquisitions.
(2) Includes total subscribers weighted by the economic interest held in each company.
n.m. not meanignful

354 K net adds in Peru

Peru grew at a quick pace over the last quarter of 2005, acquiring 354 thousand subscribers, twice as many as those obtained in the same period a year ago. With these, our subscriber base in that country reached 2.0 million. In Chile we gained 92 thousand subscribers in the fourth quarter, to end the year with a total of 1.9 million.

Central America region adds 1.5M

In Central America we had 3.9 million wireless subscribers at the end of 2005, having gained 1.5 million subscribers in the year. That is 13.5% above the previous quarter and 59.5% year-on-year. The fixed line operations grew 5.2% year-on-year and 1.2% in the quarter. The total number of fixed lines reached 2.0 million at the end of 2005.

Tracfone gains 1.7M in'05

In the U.S., Tracfone had a strong performance in the fourth quarter, in which it obtained 1.0 million new subscribers. This brought their net additions for the year to 1.7 million. Tracfone ended 2005 with over 6.1 million subscribers.

América Móvil Consolidated

'05 revenues rise 30.8%yoy

In 2005 América Móvil's revenues rose 30.8% relative to the previous year to reach 182.2 billion pesos. Service revenues expanded at a similar pace (29.4%) as total revenues. The year's results were supported by a strong performance in the fourth quarter in practically all the operations, with rising ARPUs and EBITDA margins in several of them.

Overall, fourth quarter revenues were up 13.4% sequentially, to 52.4 billion pesos, with service revenues increasing by 7.4% over the previous quarter and by 29.0% year-on-year (or by 4.8% and 24.1% respectively if the results of Paraguay, Chile and Perú—which were consolidated in América Móvil in the third quarter—are excluded).

America Movil's Income Statement (in accordance with Mexican GAAP)
Millions of constant Mex$

	4Q05	4Q04	Var.%	Jan - Dec 05	Jan - Dec 04	Var.%

Service Revenues	41,181	31,914	29.0%	148,084	114,408	29.4%
Equipment Revenues	11,238	9,162	22.7%	34,070	24,826	37.2%

Total Revenues	52,420	41,075	27.6%	182,153	139,234	30.8%

Cost of Service	9,950	7,487	32.9%	34,929	27,289	28.0%
Cost of Equipment	16,632	14,520	14.5%	54,104	40,306	34.2%
Selling, General & Administrative Expenses	10,605	8,605	23.2%	37,979	28,149	34.9%

Total Costs and Expenses	37,187	30,612	21.5%	127,013	95,744	32.7%

Ebitda	15,232	10,463	45.6%	55,140	43,490	26.8%
% of Total Revenues	29.1%	25.5%		30.3%	31.2%

Depreciation & Amortization	6,161	5,218	18.1%	21,444	19,214	11.6%

Ebit	9,072	5,245	5,245	33,696	24,276	24,276
% of Total Revenues	17.3%	12.8%		18.5%	17.4%

Net Interest Expense	795	817	-2.6%	3,912	2,354	66.2%
Other Financial Expenses	1,993	836	138.4%	3,309	1,251	164.6%
Foreign Exchange Loss	1,256	-2,146	158.5%	-2,940	-2,526	-16.4%
Monetary Result	-1,169	-787	-48.5%	-3,088	-3,051	-1.2%

Comprehensive Financing Cost (Income)	2,875	-1,281	324.5%	1,194	-1,972	160.6%

Other Income and Expenses	374	39	n.m.	408	-92	n.m.
Income & Deferred Taxes	-8,597	4,725	-281.9%	341	8,816	-96.1%

Net Income before Minority Interest and Equity	14,419	1,762	n.m.	31,752	17,524	81.2%
Participation in Results of Affiliates

minus

Equity Participation in Results of Affiliates	-5	26	-118.8%	42	96	-55.8%
Minority Interest	-13	52	-126.0%	69	365	-81.2%

Net Income	14,438	1,684	n.m.	31,641	17,063	85.4%

*n.m. = not meaningful

Various subsidiaries reported double digit sequential service revenue growth in the fourth quarter. Importantly, all the subsidiaries (considering the Central American operations as a subsidiary), except for Colombia and Chile, registered sequential increases in their prepaid ARPU in local currency terms. (In Colombia prepaid ARPUs declined on account of the remarkably strong gains in subscribers that were, at 2.4 million, the most important amongst those of all our subsidiaries.)

Prepaid ARPUs rise in most operations

It must be noted that blended ARPUs did not rise in all the subsidiaries that registered improvements in prepaid ARPUs; to the extent that prepaid subscribers grow more rapidly than postpaid subscribers, blended ARPUs tend to decline and sometimes do so even if both prepaid and postpaid ARPUs are going up.

'05 EBITDA at MxP 55 Bn

EBITDA for the year came in at 55.1 billion pesos, 26.8% more than in 2004. That amount represented an EBITDA margin of 30.3%, slightly below the one seen the previous year (31.2%). Revenues outpaced EBITDA during 2005 because of greater subscriber acquisition costs arising from the rapid expansion of the subscriber base in the year, the most important to date in terms of net subscriber additions.

4Q05 EBITDA margin of 29%; up yoy in most operations

In the fourth quarter, EBITDA totaled 15.2 billion pesos, which represented a 45.6% increase over the same period of 2004. It is to be noted that at 29.1%, the EBITDA margin in the fourth quarter was 3.6 percentage points higher than the one seen a year before. Again, all our subsidiaries except for two saw their fourth quarter EBITDA margins improve in relation to the one seen in the same period of 2004, the exceptions being those in Ecuador and the United States. As regards the latter, a big surge in gross subscriber additions in the fourth quarter—they more than doubled relative to the year before—explains, through the corresponding impact on subscriber acquisition costs, the reduction in the EBITDA margin experienced in the fourth quarter (for the year as a whole its EBITDA margin went up).

Op. Profit reached MxP 34 Bn in '05, up 39%yoy

2005 operating profits amounted to 33.7 billion pesos, exceeding those registered in 2004 by nearly 40%. This increase partly reflects the fact that under Mexican GAAP, beginning in 2005, goodwill is no longer amortized but is instead subjected to ongoing tests to ensure that no impairment of such goodwill is called for. Depreciation and amortization charges were up 11.6% in the year.

Balance Sheet (in accordance with Mexican GAAP)*
América Móvil Consolidated
Millions of Constant Mex$

	Dec-05	Dec-04	Var.%		Dec-05	Dec-04	Var.%

Current Assets				Current Liabilities
Cash & Securities	12,782	19,744	-35.3%	Short Term Debt**	17,007	5,572	205.2%
Accounts Receivable	30,683	21,500	42.7%	Accounts Payable	57,699	37,788	52.7%
Other Current Assets	3,644	4,292	-15.1%	Other Current Liabilities	14,541	13,027	11.6%

Inventories	12,953	11,618	11.5%		89,248	56,387	58.3%

	60,061	57,154	5.1%

Long-Term Assets
Plant & Equipment	113,484	87,741	29.3%
Investments in Affiliates	690	674	2.4%	Long-Term Liabilities
				Long Term Debt	51,530	57,934	-11.1%
Deferred Assets				Other Liabilities	6,202	6,630	-6.5%

Goodwill (Net)	12,245	9,841	24.4%		57,731	64,564	-10.6%
Brands, Patents & Licenses	40,409	36,195	11.6%
Deferred Assets	7,676	9,497	-19.2%
				Shareholder's Equity	87,585	80,151	9.3%

Total Assets	234,564	201,102	16.6%	Total Liabilities and Equity	234,564	201,102	16.6%

* This presentation conforms with that of América Móvil's audited financial statements
** Includes current portion of Long Term Debt

Overall, the financial operations of América Móvil resulted in a net comprehensive financial cost of 1,194 million pesos in 2005. Foreign exchange gains and the monetary gain resulting from the inflationary erosion of the company's net debt combined to offset, for the most part, the interest costs and other financial expenses it incurred. The foreign exchange gains arose principally from the appreciation of the Mexican peso and the Brazilian real vs. the U.S. dollar, of 4.9% and 11.8% respectively, relative to the end of 2004.

Corporate restructure

A reorganization undertaken to provide greater flexibility to América Móvil's corporate structure which will among other things improve the control and geographical oversight, administration and accounting of subsidiaries located in a number of countries was carried out in the fourth quarter. América Móvil has grown significantly in Latin America since it started operations five years ago and has developed a presence in 13 countries in Latin America plus the United States. This significant expansion had brought about the need to conduct an important overhaul of its original corporate structure. One consequence of this restructure was the incurrence of certain losses that led to the reversal of a portion of the tax provisions that the company had set up during the year.

Net profit up 85% to MxP 32 Bn

América Móvil generated a net profit of 31.6 billion pesos in 2005, 85.4% greater than that of a year before. This included a net credit to results of 3.2 billion pesos in deferred taxes that had no impact on cash flow. The net profit of the year was equivalent to 0.87 pesos per share and 1.60 dollars per ADR.

'05 Capex at MxP 39 Bn

The company's net debt (including accrued interest) increased by 12.0 billion pesos in the year, to 55.8 billion pesos, an amount equivalent to 1.01 times EBITDA (last twelve months). Together with the company's operating cash flow, the increase in indebtedness contributed, among other things, to the financing of capital expenditures totaling 38.7 billion pesos; the acquisition of equity interests in various companies (notably Peru, Chile and Paraguay) amounting to 10.8 billion pesos; and share-buybacks and dividends that were worth in the aggregate 19.4 billion pesos. The latter amount includes the extraordinary dividend payment of 10.7 billion pesos undertaken by the company towards the end of the year.

The financial debt of América Móvil stood at 6.4 billion dollars in December, up from 5.6 billion dollars a year before. The average outstanding life of this debt is 8.2 years.

Financial Debt of América Móvil

Millions of U.S. dollars

	Dec-05	Dec-04

Peso-denominated Debt	2,573	1,604
Bonds and other securities	1,639	1,193
Banks and other	935	411
U.S. Dollar-denominated Debt	3,534	3,682
Bonds and other securities	3,093	2,163
Banks and other	441	1,519
Debt Denominated in Other Currencies	292	352
Bonds and other securities	197	195
Banks and other	95	157

Total Debt	6,399	5,638
Short-term debt and current portion of long-term debt	1,588	495
Long-term debt	4,811	5,143

Mexico

2.3 M net adds in 4Q05

Subscriber growth continued strong as Telcel added 2.3 million net additions in the fourth quarter of 2005, its best quarter ever. Total net additions for the year reached 7.1 million, exceeding those registered a year ago by 30.7%. We finished the year with 35.9 million subscribers in Mexico, 24.5% more than in 2004.

MxP 90.0 Bn in 2005 revenues

Revenues reached nearly 90.0 billion pesos in 2005—25.1 billion of them in the fourth quarter—exceeding those of the previous year by 22.4%. This rate of growth was similar to that of the subscriber base. Service revenues expanded by 5.3% in the quarter, helping drive an increase of 1.0% in blended ARPUs over the previous quarter in constant peso terms. Prepaid ARPUS in Mexico have risen in 11 out of the last 15 quarters. Blended MOUs increased by 7.3% sequentially.

'05 EBITDA up 30%yoy

EBITDA in 2005 climbed nearly 30.0% for the second consecutive year, to 40.4 billion pesos. Despite considerable subscriber growth in the year—gross additions were 30.5% more in 2005 than in 2004—Telcel's EBITDA margin rose almost 2 percentage points, to 45.1%. In the fourth quarter, the EBITDA margin, at 46.1%, was 360 basis points higher than in the same period of 2004, reflecting ongoing efforts to contain the growth of costs and expenses.

INCOME STATEMENT
Mexico
Millions of Constant Mex$

	4Q05	4Q04	Var.%	Jan - Dec 05	Jan - Dec 04	Var.%

Revenues	25,108	20,054	25.2%	89,586	73,180	22.4%
EBITDA	11,566	8,513	35.9%	40,429	31,639	27.8%
%	46.1%	42.5%		45.1%	43.2%
EBIT	9,990	7,175	39.2%	34,413	26,388	30.4%
%	39.8%	35.8%		38.4%	36.1%

Mexico's Operating Data

	4Q05	4Q04	Var. %

Subscribers (thousands)	35,914	28,851	24.5%
Postpaid	2,367	1,815	30.4%
Prepaid	33,547	27,036	24.1%
MOU	106	104	1.9%
ARPU (Constant Mex$)	193	197	-2,0%
Churn (%)	3.5%	3.2%	0.3

Argentina, Paraguay & Uruguay

7.0 M subs in the region

The combined subscriber base in Argentina, Paraguay and Uruguay nearly doubled in 2005, to 7.0 million wireless clients in December. Argentina contributed 3.0 million additional clients through 2005, 35.3% of which were obtained in the fourth quarter. Uruguay and Paraguay added 163 thousand and 93 thousand new clients, respectively, in 2005. CTI Móvil in Uruguay has attained a 15% market share after a year in operation.

'05 revenues doubled yoy - Prepaid and postpaid ARPUs up qoq

Solid revenue growth characterized our CTI Móvil operations in 2005 with revenues more than doubling in the year, to 3.0 billion Argentinean pesos, driven by service revenues, which rose at a somewhat faster pace than total revenues. Fourth quarter service revenues increased by 15.7% sequentially and 80.7% annually, providing support to ARPUs, which on a blended basis were practically flat quarter-over-quarter in spite of the rapid subscriber growth that took place in the period. In fact, both prepaid and postpaid ARPUs rose over the previous quarter.

EBITDA expansion in 2005 was considerable as CTI moved from a nearly zero EBITDA margin in 2004 to 9.6% in 2005 (of a much greater revenue base), resulting in a total of 285 million Argentinean pesos. The EBITDA margin for the fourth quarter was 9.5%, 16.6 percentage points higher than a year earlier.

INCOME STATEMENT *
Argentina, Paraguay & Uruguay
Million of ARP$

	4Q05	4Q04	Var. %	Jan - Dec 05	Jan - Dec 04	Var. %

Revenues	946	523	81.0%	2,962	1,441	105.6%
EBITDA	90	-32	n.m.	285	-1	n.m.
%	9.5%	-6.1%	255.7%	9.6%	-0.1%
EBIT	29	-55	153.7%	123	-85	n.m.
%	3.1%	-10.4%	129.7%	4.1%	-5.9%

*Annual and quarterley comparisons affected by the incorporation of CTI Paraguay in August 2005 and CTI Uruguay in October 2004
n.m. - not meaningful

Argentina, Paraguay & Uruguay Operating Data

	4Q05	4Q04	Var. %

Subscribers (thousands)	6,967	3,592	94.0%
Postpaid	768	523	46.8%
Prepaid	6,199	3,069	102.0%
MOU	141	169	-16.5%
ARPU (ARG)	39	44	-12.2%
Churn (%)	2.0%	1.9%	0.1

*Annual comparisons affected by the incorporation of CTI Paraguay in August 2005 and CTI Uruguay in October 2004.

Chile

108 K new subs

Our recent acquisition in Chile, Smartcom, grew at a moderate pace during the fourth quarter of 2005. América Móvil is currently in the process of rolling out a GSM network, which should begin operations towards the end of the second quarter of this year. Since we took over the company in late August, it has gained 108 thousand subscribers.

In the four months to December the company's revenues amounted to 57.8 billion Chilean pesos—44.1 billion of which came through in the last quarter—whereas EBITDA totaled 7.9 billion Chilean pesos in the four-month period, representing 13.7% of revenues.

INCOME STATEMENT
Chile
Millions of Chilean Pesos

	4Q05	Sep - Dec 05

Revenues	44,051	57,767
EBITDA	5,350	7,889
%	12.1%	13.7%
EBIT	-2,775	-3,137
%	-6.3%	-5.4%

Chile’s Operating Data

	4Q05	4Q04	Var. %

Subscribers (thousands)	1,884	1,539	22.4%
Postpaid	272	235	15.7%
Prepaid	1,612	1,303	23.7%
MOU	131	133	-1.0%
ARPU (CHL)	6,795	7,360	-7.7%
Churn (%)	2.5%	1.9%	0.6

Brazil

1.3M net adds in 4Q05

Our Brazilian operations continued to present solid subscriber growth, albeit at a slower pace in the fourth quarter than had been the case the last two years (relative to the total net subscriber additions of the year). Through 2005, net additions in Brazil amounted to 5.0 million customers (vs. 4.1 million in 2004), of which 1.3 million were obtained in the fourth quarter.

25%yoy revenue growth

Revenues in 2005 were up 24.6% relative to the previous year, reaching 6.5 billion reais, with service revenues increasing at a slightly faster pace. During the fourth quarter, revenues totaled 1.9 billion reais, exceeding by 17.1% the previous quarter's and by 12.6% those of the same period a year before. Prepaid ARPUs rose 8.7% over the previous quarter.

One-time adjustments impact EBITDA

An EBITDA loss of 208 million reais was registered in the year, after an EBITDA loss of 88 million in the fourth quarter. The latter, which represented 4.7% of revenues, included the impact of one-time adjustments mostly related to the forgiveness of certain balances associated with accounts receivable and with the launch of operations in Minas Gerais.

In the absence of those adjustments, the company would have registered an EBITDA loss of 23 million reais, or 1.2% of revenues, in the fourth quarter, and of 143 million reais in the year, equivalent to 2.2% of revenues.

INCOME STATEMENT
Brazil Consolidated
Millions of R$

	4Q05	4Q04	Var.%	Jan - Dec 05	Jan - Dec 04	Var.%

Revenues	1,870	1,661	12.6%	6,549	5,254	24.6%
EBITDA	-88	-192	54.0%	-208	18	n.m.
%	-4.7%	-11.6%		-3.2%	0.3%
EBIT	-474	-545	13.0%	-1,686	-1,293	-30.5%
%	-25.4%	-32.8%		-25.8%	-24.6%

Depreciation and amortization charges in Brazil do not conform with the amount that is consolidated in América Móvil in light of the negative goodwill at which several of the Brazilian entities were acquired.
n.m. - not meaningful

Brazil's Operating Data

	4Q05	4Q04 *	Var. %

Subscribers (thousands)	18,659	13,657	36.6%
Postpaid	2,972	2,398	23.9%
Prepaid	15,687	11,259	39.3%
MOU	74	105	-29.0%
ARPU (R$)	23	28	-16.3%
Churn (%)	2.7%	3.1%	-0.4

Colombia

Subs more than double in '05

Comcel, our Colombian subsidiary, recorded the highest net subscriber additions among our subsidiaries in 2005, 8.0 million, which brought about a 2.4 times increase of its subscriber base in the year, to 13.8 million.

Revenues up 69%yoy

Revenues increased by 69.0% year-on-year to 3.3 trillion Colombian pesos, with fourth quarter revenues growing 10.6% sequentially and 67.7% annually. Despite the fast pace of subscriber growth, prepaid and postpaid MOUs increased sequentially in the fourth quarter (although blended MOUs remained roughly flat).

EBITDA rises 20% yoy

Comcel generated 621 billion Colombian pesos of EBITDA in 2005, 20.2% above the same period last year. Given the high level of gross additions that our Colombian subsidiary has generated this year (three times as many as in all of 2004) and the corresponding impact on subscriber acquisition costs, Comcel's EBITDA margin proved resilient, decreasing to 19.0% from 26.7% the previous year.

4Q05 EBITDA up 3pp yoy

Most remarkable, however, is the pick-up in the EBITDA margin in the fourth quarter. Despite generating its strongest level of subscriber growth ever, Comcel obtained an EBITDA margin of 23.3% in the quarter, which is 3 percentage points higher than the one registered in the same period of 2004.

INCOME STATEMENT
Colombia
Billion of COP$

	4Q05	4Q04	Var. %	Jan - Dec 05	Jan - Dec 04	Var. %

Revenues	977	583	67.7%	3,271	1,935	69.0%
EBITDA	227	118	93.3%	621	516	20.2%
%	23.3%	20.2%		19.0%	26.7%
EBIT	102	12	n.m.	181	108	68.3%
%	10.5%	2.0%		5.5%	5.6%

n.m. - not meaningful

Colombia's Operating Data

	4Q05	4Q04	Var. %

Subscribers (thousands)	13,775	5,814	136.9%
Postpaid	2,128	1,428	49.0%
Prepaid	11,647	4,386	165.6%
MOU	116	133	-12.8%
ARPU (COP$)	22,012	30,129	-26.9%
Churn (%)	1.7%	2.2%	-0.5

Ecuador

76.3% yoy sub growth

Subscriber growth accelerated in 2005 in Ecuador. Our subsidiary Conecel saw its subscriber base grow by 76.3% year-over-year, to 4.1 million subscribers. Net additions of 1.8 million exceed last year's by more than one million subscribers. In the fourth quarter, Conecel registered a record number of net additions (545 thousand). It is worth noting that our post-paid client base has been growing at a faster pace than our prepaid subscriber base.

Revenue of USD 617 M in '05, ARPU up qoq

Conecel obtained 617 million dollars of revenues in 2005, which exceeded the previous year's by 62.8%. Of that amount, 193 million dollars were generated in the last quarter. Service revenue in that quarter outpaced the growth of the subscriber base, leading to a sequential pick-up in the blended ARPU of 4.3%. Minutes of use also increased in sequential terms, by 10.3%.

25.5% EBITDA margin in '05

EBITDA for the full-year reached 157 million dollars, up 21.7% from 2004, and the EBITDA margin came in at 25.5%. The decrease in the EBITDA margin relative to 2004 is a reflection of the strong subscriber growth observed in Ecuador this year, which resulted in greater subscriber acquisition costs. In the final quarter of the year, EBITDA reached 47 million dollars and was equivalent to 24.3% of revenues.

INCOME STATEMENT
Ecuador
Millions of US$

	4Q05	4Q04	Var. %	Jan - Dec 05	Jan - Dec 04	Var. %

Revenues	193	120	61.3%	617	379	62.8%
EBITDA	47	34	39.2%	157	129	21.7%
%	24.3%	28.1%		25.5%	34.1%
EBIT	34	21	58.3%	101	88	14.9%
%	17.5%	17.8%		16.4%	23.2%

Ecuador's Operating Data

	4Q05	4Q04	Var. %

Subscribers (thousands)	4,100	2,326	76.3%
Postpaid	389	204	90.5%
Prepaid	3,711	2,122	74.9%
MOU	46	52	-11.1%
ARPU (US$)	12	13	-7.5%
Churn (%)	3.1%	3.2%	-0.2

Peru

428 K new subs

Since taking control of the Peruvian operation late last August, it has obtained 428 thousand additional clients. The client base of our Peruvian operations was up 76.9% year-over-year and 22.2% quarter-over-quarter.

Revenues in the last four months of the year came in at 387 million Peruvian soles, 300 million of which were generated in the last quarter. EBITDA represented 27.5% of revenues over the four months referred to above.

INCOME STATEMENT
Peru
Millions of P$

	4Q05	Sep - Dec 05

Revenues	300	387
EBITDA	86	106
%	28.7%	27.5%
EBIT	21	20
%	7.0%	5.3%

Peru’s Operating Data

	4Q05	4Q04	Var. %

Subscribers (thousands)	1,950	1,102	76.9%
Postpaid	237	169	40.7%
Prepaid	1,713	934	83.4%
MOU	81	90	-10.1%
ARPU (Sol)	45	59	-23.1%
Churn (%)	2.8%	2.5%	0.3

Central America

59.5%yoy sub growth

Our wireless subscriber base in Central America—comprising our operations in Guatemala, El Salvador, Honduras, and Nicaragua—grew 59.5% in 2005 to 3.9 million clients. In the fourth quarter, we had nearly half a million net additions, which represented 31.8% of the 1.5 million we had in the year as a whole. Together with 2.0 million fixed lines, our Central American operations had close to 6.0 million lines at the end of the year.

Guatemala outpaced in absolute net adds

Honduras displayed the most rapid growth in relative terms (115.2% year-overyear) while Guatemala contributed the most subscribers in absolute terms (607 thousand).

Revenues of USD 1.3 Bn in '05

2005 revenues reached 1.3 billion dollars, having risen 24.5% in the year. Fourth quarter revenues were up 6.1% in the quarter and 15.4% year-over-year, to 362 million dollars.

USD 700 M in '05 EBITDA

Central America's EBITDA ended 2005 at 700 million dollars, 52.0% of total revenues. The EBITDA margin in the fourth quarter, 50.0%, was two percentage points higher than the one seen in the same period of 2004.

INCOME STATEMENT
Central America Consolidated
Millions of US$

	4Q05	4Q04	Var. %	Jan - Dec 05	Jan - Dec 04	Var. %

Revenues	362	314	15.4%	1,345	1,080	24.5%
EBITDA	181	150	20.6%	700	555	26.0%
%	50.0%	47.9%		52.0%	51.4%
EBIT	129	88	47.6%	468	345	35.5%
%	35.7%	27.9%		34.8%	32.0%

* Annual comparisons affected by the incorporation of Enitel and Sercom Honduras.

Central America’sOperating Data (1)

	4Q05	4Q04	Var. %

Wireless Subscribers(thousands)	3,946	2,474	59.5%
Postpaid	297	230	29.1%
Prepaid	3,649	2,245	62.6%
Fixed Lines (thousands)	1,996	1,897	5.2%

Total Lines (Wireless+ Fixed, 000's)	5,942	4,371	35.9%
MOU(2)	165	176	-6.4%
ARPU (US$) (2)	12	16	-22.6%
Churn (%) (2)	0.7%	1.4%	-0.7

(1) Operating indicators group Guatemala, Nicaragua, El Salvador and Honduras data.
Historical data previously calculated on a weighted average basis has been made to conform to the new standard.
(2) Wireless data only.

United States

6.1M prepaid clients

Our subscriber base in the United States, all of it prepaid, increased almost 40% yearover- year to reach 6.1 million subscribers. The fourth quarter was notably strong, accounting for 58% of the net additions of the year, which totaled 1.7 million and exceeded the previous year's by 300 thousand subscribers.

USD 1 Bn in revenue in '05

Revenues rose 25.7% year-on-year, to nearly a billion dollars in 2005. Service revenues were the most dynamic component, expanding by 33.9%. In the fourth quarter, Tracfone generated 275 million dollars in revenue, 23.0% more than in the same period a year ago, which helped drive a 3.7% sequential increase in ARPU, with MOUs rising nearly 10.3% in the quarter.

EBITDA of USD 80 M in '05

Tracfone's 2005 EBITDA reached 80 million dollars, increasing 66.8% year-over-year, while margins climbed two percentage points, to 8.1% of revenues. Given the rapid pace of subscriber growth in the final quarter of the year, which impacted subscriber acquisition costs, Tracfone reported an EBITDA loss of 9.2% of revenues in the period.

INCOME STATEMENT
United States
Millions of US$

	4Q05	4Q04	Var. %	Jan - Dec 05	Jan - Dec 04	Var. %

Revenues	275	223	23.0%	990	787	25.7%
EBITDA	-25	2	n.m.	80	48	66.8%
%	-9.2%	1.0%		8.1%	6.1%
EBIT	-30	-2	n.m.	62	30	105.9%
%	-11.0%	-1.1%		6.3%	3.8%

n.m. - not meaningful

United States’s Operating Data

	4Q05	4Q04	Var. %

Subscribers (thousands)	6,135	4,394	39.6%
MOU	66	61	9.2%
ARPU, Net (US$) *	14	14	1.4%
Churn (%)	4.8%	4.4%	0.3

Glossary of Terms

ARPU – Average Revenue per User The ratio of service revenues in the period to the monthly average of wireless subscribers in the same period. Presented on a blended basis in local currency.

Capex – Accrued capital expenditures.

Churn - The ratio of wireless subscribers disconnected during the period to the beginning of period wireless subscribers

EBIT – Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT Margin – The ratio of EBIT to Total Operating Revenue.

EBITDA – Earnings Before Interest ,Taxes, Depreciation, and Amortization.

EBITDA Margin – The ratio of EBITDA to Total Operating Revenue.

EDGE – Enhanced Data rates for GSM Evolution. EDGE enables data transmission at speeds up to 384 kbits/s within the existing GSM spectrum.

EPS (Mex$) – Earnings per share. Total earnings in constant mexican pesos divided by total shares outstanding.

Earnings per ADR (US$) – Total earnings in U.S. dollars divided by total ADRs equivalent.

Equity Subscribers – Subscribers weighted by the economic interest held in the each company.

GSM – Global System for Mobile communications. It is the world's leading and fastest growing mobile standard.

GPRS - General Packet Radio Service. GPRS implements packet switching within GSM, offering data speeds up to 115kbit/s for the transmission of internet based content and packet based data services.

Gross Additions - Total number of subscribers acquired during the period.

MOU – Minutes of Use per subscriber. The ratio of monthly wireless traffic divided by the monthly average wireless subscribers in the period. It is presented on a blended basis.

Net Subscriber Additions – The difference in the subscriber base from one period to another.

Net Debt – Total short and long term debt minus cash and marketable securities.

Net Debt / EBITDA – The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization have been subtracted.

SMS – Short Message Service.

SAC - Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors. Handset subsidy is calculated as the difference between handset equipment cost and handset revenues.

Wireless Penetration – The ratio of total wireless subscribers in any given country divided by the total population in that country.

Exchange Rates

	4Q05	4Q04	Var.%	Jan - Dec 05	Jan - Dec 04	Var.%

Mexico
EoP	10.71	11.26	-4.9%	10.71	11.26	-4.9%
Average	10.73	11.35	-5.4%	10.93	11.32	-3.5%

Brazil
EoP	2.34	2.65	-11.8%	2.34	2.65	-11.8%
Average	2.27	2.75	-17.5%	2.41	2.92	-17.3%

Argentina
EoP	3.03	2.98	1.8%	3.03	2.98	1.8%
Average	3.00	2.97	1.1%	2.93	2.94	-0.5%

Chile
EoP	513	556	-7.8%	512.50	555.75	-7.8%
Average	525	592	-11.3%	525.96	609.08	-13.6%

Colombia
EoP	2,284	2,390	-4.4%	2,284	2,390	-4.4%
Average	2,283	2,485	-8.1%	2,319	2,617	-11.4%

Guatemala
EoP	7.60	7.76	-2.0%	7.60	7.76	-2.0%
Average	7.62	7.77	1.9%	7.63	7.96	-4.1%

Honduras
EoP	19.03	18.90	0.7%	19.03	18.90	0.7%
Average	19.03	18.84	1.0%	19.02	18.51	2.7%

Nicaragua
EoP	17.15	16.33	5.0%	17.15	16.33	5.0%
Average	17.08	16.26	5.0%	16.77	16.20	3.5%

Peru
EoP	3.43	3.28	4.6%	3.43	3.28	4.6%
Average	3.41	3.30	3.2%	3.39	3.41	-0.5%

Paraguay
EoP	6,100	6,115	-0.2%	6,100	6,115	-0.2%
Average	6,127	6,073	0.9%	6,128	5,978	2.5%

Uruguay
EoP	24.17	26.43	-8.6%	24.17	26.43	-8.6%
Average	23.65	26.72	-11.5%	24.43	28.18	-13.3%

For further information please visit our website at:

http://www.americamovil.com

Legal Disclaimer

América Móvil, S.A. de C.V. (the “Company”) quarterly reports and all other written materials may from time to time contain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like “believe”, “anticipate”, “expect”, “envisages”, “will likely result”, or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this report. In no event, neither the Company nor any of its subsidiaries, affiliates, directors, officers, agents or employees shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this document or for any consequential, special or similar damages.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 09, 2006

AMERICA MOVIL, S.A. DE C.V.

By:	/S/ Carlos Garcia Moreno
Name: Title:	Carlos Garcia Moreno Chief Financial Officer